September 4, 2009

Via U.S. Mail

Kexuan Yao
Chief Executive Officer and Chairman of the Board
China Armco Metals, Inc.
One Waters Park Drive, Suite 98
San Mateo, California 94403

>   **Re: China Armco Metals, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 27, 2008**
>   **File No. 0-53468**
>   **Response Letter Dated August 31, 2009**

Dear Mr. Yao:

    We refer you to our comment letter dated May 12, 2009 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

                                        Sincerely,

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: James M. Schneider, P.A.
        Schneider Weinberger & Beilly LLP
        Facsimile: (561) 362-9612

        Max Webb
        Assistant Director
        Division of Corporation Finance